Exhibit 99

SAES GETTERS ANNOUNCES THE APPROVAL OF THE INTERNAL DEALING CODE
OF CONDUCT AND THE PROCEDURE TO HANDLE EXTERNAL COMMUNICATION
OF INFORMATION TO THE MARKET.

(December 19, 2002, Milan - Italy) Saes Getters S.p.A. (Nasdaq: SAESY) today announced that the Board of Directors approved the Internal Dealing Code of Conduct and the procedure to handle external communication of documents and information to the market, with special reference to “price sensitive” information.

The Code of Conduct has been drawn up pursuant to the Rules of the Markets organized and managed by Borsa Italiana S.p.A. and it will enter into force as of January 1st, 2003.

The Code aims at ruling, with transparency purposes, information due about transactions involving Company’s listed securities made by individuals that, by reasons of their positions within the Company, have access to material information, and information due to the market by the Company as well.

Compared to the reference rules established by Borsa Italiana S.p.A., the Company’s document is characterized by the following qualifying features:

•
Flexibility in identifying the list of individuals subject to the disclosure requirements, so that also contingent situations involving access to confidential information can be taken into consideration;

•	Obligation for relevant individuals to report any and all transactions every quarter, or immediately upon reaching some thresholds;
•
Fixing of "black-out periods”, i.e. predetermined timeframes during which the individuals bound to the Code are not allowed to effect transactions on Company’s securities; the Board of Directors may establish further prohibitions or restrictions on some transactions effected by the so called relevant individuals.

The information to the market will be provided by the Company every quarter or, in case of significant-value transactions, without delay, in compliance with the terms and as set by Borsa Italiana’s regulation.

The Board of Directors approved also the Schedule of Meetings for the Corporate Events for the year 2003.

Copy of the Code of Conduct, of the procedure to handle external communication of information to the market, together with the Schedule of Meetings for the Corporate Events for the year 2003, will be sent to Borsa Italiana S.p.A. and will be posted on the website of the Company (www.saesgetters.com).

SAES Getters, established in 1940, is the world leader in most of the scientific and technological areas for applications where very low limits of impurities in air, gases, liquids, solids and vacuum systems are necessary. By exploiting its core competencies, SAES Getters is the worldwide primary producer of gettering devices and diverse components for the information display, lamp and other industries. The Group is also a leader in ultra pure gases handling for both semiconductor and other high tech markets, manufacturing and distributing purifiers, trace impurity analyzers and quality assurance certification services.

In May 1996, SAES Getters became the first Italian company to be listed on the Nasdaq Stock Market. The Company’s ADRs trade under the symbol “SAESY”.

For more information, visit the Company’s website at http://www.saesgetters.com.

Forward-looking Statements
This news release contains forward-looking statements which are based upon current expectations and involve a number of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company. These factors include the Company’s ability to introduce new products at planned costs and on planned schedules, the Company’s ability to maintain key client relationships and the environments of the various economies in the countries the Company conducts business. Investors are also directed to consider other risks and uncertainties discussed in the documents filed by the Company with the Security and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact

Giuseppe Rolando	Gianna La Rana
SAES Getters S.p.A	SAES Getters S.p.A.
Group Chief Financial Officer	Investor Relations Manager
Tel +39 02 93178 203	Tel +39 02 93178 273
Fax +39 02 93178 250	Fax +39 02 93178 370
E-mail: giuseppe_rolando@saes-group.com	E-mail: gianna_la_rana@saes-group.com